UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

TAKUNG ART CO., LTD
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87407Q207
(CUSIP Number)

Room 1105 Wing On Plaza
62 Mody Road,
Tsim Sha Tsui,
Kowloon, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87407Q207

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jian Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
3,000,000 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
3,000,000
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.65%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 11,255,129 shares of common stock issued and outstanding as of January 15, 2020.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Takung Art Co., Ltd (“Common Stock”), a Delaware Corporation (the “Issuer”). The principal offices of the Issuer are located at Room 1105 Wing On Plaza, 62 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Item 2. Identity and Background

(a) This statement is being filed by Jian Xiao (the “Reporting Person”).

(b) The address of the Reporting Person is No. 503, Unit 1, Block 22, Dan Yang Li, Zong Shu Ying District, Xi Shan Qu, Kun Ming City, Yun Nan Province, China.

(c) Mr. Xiao served as the General Manager of Hong Kong Takung Art Company Limited and Takung Cultural Development (Tianjin) Co., Ltd.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Xiao is a citizen of the Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

On January 15, 2020, the Reporting Person was gifted 3,000,000 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person was acquired as a gift.

Except as described above, the Reporting Person does not have a definitive plan, arrangement, or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

On January 15, 2020, the Reporting Person was gifted 3,000,000 shares of the Issuer’s Common Stock. The Reporting Person beneficially owns 3,000,000 shares of the Issuer’s Common Stock, constituting approximately 26.65% of the 11,255,129 shares of the Issuer’s Common Stock issued and outstanding as of January 15, 2020.

Other than the acquisition of the shares reported in this Item 5, the Reporting Person has effected no transactions in the shares of the Issuer during the past 60 days.

No persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5. The Reporting Person has the sole power to vote or to direct the vote, to dispose or to direct the disposition of shares reported above in this Item 5.

Other than as set forth above, the Reporting Person is not the beneficial owner of any other shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), to the best knowledge of the Reporting Person, between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020	/s/ Jian Xiao
	Name:	Jian Xiao